भारतीय स्टेट बैंक
State Bank of India

स्टे
Sh
Ma
08002582
)ffice, State Bank Bhavan,

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 02.05.2008
Ref. No.: CO/S&B/SKT/2008/ 1243

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1229 dated the May 02, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of audited working results of the Bank for the year ended the 31st March, 2008.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

SEC
Mail Processing
Section
MAY 08 2008
Washington, DC
101

PROCESSED
MAY 21 2008
THOMSON REUTERS

dlw 5/19

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 02-05-2008
Ref. No.: CO/S&B/SKT/2008/1229

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2008

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the audited working results of the Bank for year ended the 31st March, 2008, taken on record by the Central Board of the Bank at its meeting held on date.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

Notes :-

1. The Central Board have declared a dividend of Rs.21.50 per share for the year ended 31st March 2008.
2. During the year, the RBI had transferred their entire shareholding of Rs.31,43,39,200 shares in the Bank representing 59.73% of the issued capital of the Bank to the Government of India.
3. During the year, the Bank has issued 10,52,59,776 equity shares of Rs.10 each for cash at a premium Rs. 1580 per equity share i.e. at Rs.1590 per equity share aggregating to Rs.16,736.30 crores on right basis.
4. During the year, the Bank acquired / subscribed to 92.03% of equity of Global Trade Finance Ltd. (GTFL). Consequently, GTFL has become a subsidiary of the Bank.
6. During the year, the Bank has infused additional capital of Rs.721/- crores in subsidiaries to augment their capital base.
7. During the year, the Bank has changed its accounting policy in respect of recognition of dividend on shares of corporate bodies from realisaton basis to accrual basis where the right to receive the dividend is established. Consequently, the dividend income and the profit for the year are higher by Rs.4.68 crores.
8. As required by RBI general clarification dated July 11, 2007, the Bank has deducted the amortisation of premium on government securities, from "Income on investments" included in "Interest earned" which was earlier included in "Other Income" amounting to Rs.1020.22 crores for the year ended March 31, 2008 (Rs.1036.79 crores for the year ended March 31, 2007). Prior year figures have been reclassified to conform to the current classification. This change in accounting procedure does not have any impact on the net profit for the year.
9. The Bank has changed the accounting policy in respect of accounting of Mark-to-Mark (MTM) gains / losses in case of forex OTC options, where by the balance in premium received on options sold and premium paid on options bought have been considered from this year to arrive at MTM value for forex OTC options. Consequently to this change in the accounting policy, the profit for the year is higher by Rs.133.80 crores.
10. Pursuant to a Scheme of Amalgamation approved by the Central Board at its meeting held on 25th August 2007, State Bank of Saurashtra, a wholly owned subsidiary of the Bank is to be merged with the Bank. The relevant scheme is yet to be approved by the Government of India, RBI and other authorities. Pending such approvals no effect has been said scheme in these Accounts.
11. The Bank has accounted for employee benefits as per Accounting Standard 15 (AS15) (Revised). The transitional liability on account of the revision in AS 15 is debited to revenue reserves.
12. Number of Investors Complaints received and disposed of during the quarter ended 31.03.2008 ; (i) Pending at the beginning of the quarter - 64. (ii) Received during the quarter - 318. (iii) Disposed of during the quarter - 379. (iv) Lying unresolved at the end of the quarter - 3.

The above results have been approved by the Central Board of the Bank on 2nd May 2008.

Kolkata
2nd May 2008

S. K. BHATTACHARYYA
Managing Director
and Chief Credit & Risk Officer

O. P. BHATT
Chairman

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2008

Rs. in crores

	Particulars	Quarter ended 31.03.2008	Quarter ended 31.03.2007	Year ended 31.03.2008	Year ended 31.03.2007
1	Interest Earned (a)+(b)+(c)+(d)	13576.73	10517.73	48950.31	37242.33
	(a) Interest/discount on advances/bills	9603.47	7856.57	35228.11	24839.18
	(b) Income on investments	3211.76	2851.68	11344.16	10456.20
	(c) Interest on balances with Reserve Bank of India and other inter bank funds	218.80	270.11	1280.88	1729.02
	(d) Others	542.70	139.37	977.56	217.93
2	Other Income	2817.20	2617.38	8694.93	6765.20
3	TOTAL INCOME (1+2)	16393.93	13135.11	57645.24	44007.53
4	Interest Expended	8776.14	5971.02	31929.08	22184.13
5	Operating Expenses (i) + (ii)	3244.65	3232.80	12608.61	11823.52
	(i) Employee cost	1569.60	2023.67	7785.87	7932.58
	(ii) Other Operating Expenses	1675.06	1208.13	4822.74	3890.94
6	TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	12020.80	9203.02	44537.69	34007.65
7	OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	4373.13	3732.09	13107.55	9999.94
8	Provisions (other than tax) and Contingencies	1619.14	1175.77	2668.65	2409.64
	— of which provisions for Non-performing assets	1066.98	731.24	2080.94	1429.50
9	Exceptional items			0.00	0.00
10	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (7-8-9)	2753.99	2556.32	10438.90	7590.30
11	Tax expense	870.74	1063.17	3709.78	3049.99
12	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (10-11)	1883.25	1493.15	6729.12	4541.31
13	Extraordinary items (net of tax expense)	0.00	0.00	0.00	0.00
14	NET PROFIT FOR THE PERIOD (12-13)	1883.25	1493.15	6729.12	4541.31
15	NET PROFIT AFTER MINORITY INTEREST				
16	Paid-up equity Share Capital (Face Value of Rs 10 per share)	631.47	526.30	631.47	526.30
17	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	48401.19	30772.26	48401.19	30772.26
18	Analytical Ratios				
	(i) Percentage of shares held by Government of India	59.73%	nil	59.73%	nil
	(ii) Capital Adequacy Ratio	13.47%	12.34%	13.47%	12.34%
	(iii) Earnings Per Share (EPS) (in Rs.)				
	(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	35.44 (not annualised)	28.37 (not annualised)	126.62	86.29
	(b) Basic and diluted EPS after Extraordinary items	35.43 (not annualised)	28.37 (not annualised)	126.60	86.29
	(iv) NPA Ratios				
	(a) Amount of gross non-performing assets	12237.34	9998.22	12837.34	9998.22
	(b) Amount of net non-performing assets	7424.34	5257.72	7424.34	5257.72
	(c) % of gross NPAs	3.04%	2.92%	3.04%	2.92%
	(d) % of net NPAs	1.78%	1.56%	1.78%	1.56%
	(v) Return on Assets (Annualised)	1.10%	1.03%	1.01%	0.84%
19	Public Shareholding				
	No. of shares	211958678	211958678	211958678	211958678
	Percentage of Shareholding	40.27%	40.27%	40.27%	40.27%

STATE BANK OF INDIA

Central Office, Mumbai - 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2008

Segment-wise Revenue, Results and Capital Employed

Part A : Primary Segments

Rs. in crores

Business Segments / Particulars	Treasury Year ended 31.03.2008	Corporate / Wholesale Banking Year ended 31.03.2008	Retail Banking Year ended 31.03.2008	Total Year ended 31.03.2008
Revenue	13982.33	15562.77	27654.45	57299.55
Result	1230.76	4961.26	5847.52	11809.54
Unallocated expenses (net of unallocated income)				-1370.64
Operating Profit				10438.90
Income Tax				3709.78
Extraordinary Profit / Loss				0.00
Net Profit				6729.12
OTHER INFORMATION				
Segment Assets	192471.76	430517.27	93369.89	716758.92
Unallocated Assets				4767.39
Total Assets				721526.31
Segment Liabilities	179500.11	211391.94	307151.05	698062.10
Unallocated Liabilities				23464.21
Total Liabilities				721526.31

Part B : Secondary Segments

Rs. in crores

Geographic Segments / Particulars	Domestic Operations Year ended 31.03.2008	Domestic Operations Year ended 31.03.2007	Foreign Operations Year ended 31.03.2008	Foreign Operations Year ended 31.03.2007	Total Year ended 31.03.2008	Total Year ended 31.03.2007
Revenue	51147.74	41451.12	6151.81	3809.15	57299.55	45260.27
Assets	632865.94	513812.16	88660.37	52753.08	721526.31	566565.24

In view of adoption of revised segments Previous Year's figures have not been disclosed for Primary segments as per RBI guidelines.

END